Exhibit 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation

ATH Costa Rica, S.A.	Costa Rica

ATH Panama, S.A.	Panama

EVERTEC Dominicana, S.A.	Dominican Republic

EVERTEC Latinoamerica, S.A.	Costa Rica

EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V.	Mexico

Sense Software International Corp.	Puerto Rico

T.I.I. Smart Solutions Inc.	British Virgin Islands

Tarjetas Inteligentes Internacionales, S.A.	Costa Rica

TII Smart Solutions, Sociedad Anónima	Guatemala

Payment Technologies, Costa Rica Sociedad Anónima*	Costa Rica

TII Smart Solutions Costa Rica Sociedad Anónima*	Costa Rica

Technological Ventures Inc Techvent Sociedad Anónima*	Costa Rica

*	Inactive subsidiaries that are in the process of liquidation.